06003590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66560

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HWJ CAPITAL PARTNERS II, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Park Place, Suite 620
(No. and Street)

Boca Raton, (City) FL (State) 33487-8238 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH D.C.
213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Lewitt (561) 226-6199
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAMPELL & RAMPELL, P.A.
(Name – *If individual, state last, first, middle name*)

223 Sunset Avenue, Ste. 200 (Address) Palm Beach (City) FL (State) 33480 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15/06

OATH OR AFFIRMATION

I, Michael E. Lewitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HWJ Capital Partners II, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public

SARA CLOUTIER LOWE
Notary Public - State of Florida
My Commission Expires Feb 17, 2009
Commission # DD 364207
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HWJ CAPITAL II, LLC

FINANCIAL STATEMENTS

December 31, 2005

TABLE OF CONTENTS

FINANCIAL STATEMENTS:

SUPPLEMENTARY SCHEDULES:

INTERNAL CONTROL:

HWJ CAPITAL PARTNERS II, LLC

FINANCIAL STATEMENTS

December 31, 2005

FINANCIAL STATEMENTS

r2
Rampell & Rampell, P.A.
certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
HWJ Capital Partners II, LLC

We have audited the accompanying balance sheet of HWJ Capital Partners II, LLC (the "Company"), as of December 31, 2005, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HWJ Capital Partners II, LLC as of December 31, 2005, and the results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rampell & Rampell, P.A.

February 15, 2006

223 Sunset Avenue ◆ Suite 200 ◆ Palm Beach, Florida 33480 ◆ TEL (561) 655-5855 ◆ FAX (561) 655-7688

HWJ CAPITAL PARTNERS II, LLC

Balance Sheet

December 31, 2005

Assets		
Current assets:		
Cash	$	1,575,684
Liabilities and members' capital		
Current liabilities:		
State income taxes payable	$	1,425
Members' equity		1,574,259
Total liabilities and members' capital	**$**	**1,575,684**

The accompanying notes are an integral part of these financial statements.

HWJ CAPITAL PARTNERS II, LLC

Statement of Income

For the Year Ended December 31, 2005

Revenues:	
Proprietary trade income	$ 281,029
Interest and dividend income	57,800
Total revenues	338,829
Expenses:	
Custodial fees	7,299
Margin interest	7,188
Professional fees	6,350
Regulatory fees	2,523
Total expenses	23,360
Income before provision for state income taxes:	315,469
Provision for state income taxes	1,425
Net income	$ 314,044

The accompanying notes are an integral part of these financial statements.

HWJ CAPITAL PARTNERS II, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

Balance at January 1, 2005 (unaudited)	$ 1,004,215
Net income	314,044
Members' contributions	1,949,000
Members' distributions	(1,693,000)
Balance at December 31, 2005	**$ 1,574,259**

The accompanying notes are an integral part of these financial statements.

HWJ CAPITAL PARTNERS II, LLC

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 314,044
Changes in:	
Subscription receivable	376,000
State income taxes payable	1,425
Due to Liberator, LLC	(15,970)
Net cash provided by operating activities	675,499
Cash flows from financing activities:	
Members' contributions	1,949,000
Members' withdrawals	(1,693,000)
Net cash provided by financing activities	256,000
Net increase in cash	931,499
Cash, beginning of year	644,185
Cash, end of year	$ 1,575,684
Supplemental information:	
Cash paid for margin interest	$ 7,188

The accompanying notes are an intergral part of these financial statements

(1) SIGNIFICANT ACCOUNTING POLICIES

Description of the Company
HWJ Capital Partners II, LLC ("the Company") (a Delaware Limited Liability Company) is a broker-dealer located in Boca Raton, Florida with offices in California and New York. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions
The Company is engaged solely in the proprietary trading of equities and bonds through a registered prime brokerage firm. Proprietary securities transactions are recorded on the trade date as if they had settled.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company does not have customers, does not carry a dealer inventory of securities, and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes, therefore, no federal income tax expense has been recorded in the financial statements. The income is passed through on a pro-rata basis to the members who report the income on their individual returns.

The Company is registered as a foreign Limited Liability Company in the State of California and is required to pay the $800 annual tax. The Company does not transact business in California and is not required to pay the annual fee based on total sales.

New York recognizes a Limited Liability Company as a pass-through entity; however, the State of New York imposes a fee of $300 and New York City imposes a fee of $325.

*****

(2) NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital as computed under Rule 15c3-1 of $1,574,259 which was $1,474,259 in excess of the amount required to be maintained at that date.

*****

(3) RELATED PARTIES

Two of the members of the Company own 100% of Harch Capital Management, Inc. ("HCM") (a Florida Corporation). HCM is a registered investment advisor under the Investment Advisors Act of 1940.

On July 20, 2004, the Company and HCM entered into a service agreement where by HCM will provide to the Company employees, office space, secretarial and other overhead expenses paid for by HCM at no charge to the Company. Operating results of the Company might be significantly different if the companies were autonomous.

*****

(4) COMMITMENTS

On April 5, 2005, the Company entered into several agreements with Deutsche Bank Securities, Inc. including a Prime Brokerage Margin Account Agreement, a Letter Agreement, an Options Agreement and a Margin Lending, Securities Lending, Custody Account and Sweep Account Agreement. The agreements may be terminated in writing at any time.

*****

(5) CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash is in an account at a brokerage firm. The cash is not insured by the FDIC.

*****

SUPPLEMENTAL SCHEDULES

HWJ CAPITAL PARTNERS II, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1

As of December 31, 2005

Net capital:	
Total members' equity	$ 1,574,259
Deduct - Nonallowable Assets	-
Net capital before haircuts	1,574,259
Haircuts	-
Net capital	1,574,259
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the balance sheet or $100,000 whichever is greater	100,000
Excess net capital	$ 1,474,259
Aggregate indebtedness	$ 1,425
Ratio: Aggregate indebtedness to net capital	-
Reconciliation of Form X-17A-5 filed for quarter ending 12/31/2005:	
Net capital as reported on Form X-17A-5	$ 1,545,725
Change in members' equity	28,534
Net capital as reported above	$ 1,574,259

HWJ CAPITAL PARTNERS II, LLC

Schedule II

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Pursuant to Rule 15C3-3 of the Securities and Exchange Commission
As of December 31, 2005

HWJ Capital Partners II, LLC is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Rule.

INTERNAL CONTROL

r2
Rampell & Rampell, P.A.
certified public accountants

INDEPENDENT AUDITORS' REPORT ON REVIEW OF INTERNAL CONTROL

Board of Directors
HWJ Capital Partners II, LLC

In planning and performing our audit of the financial statements of HWJ Capital Partners II, LLC, (the Company), for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

223 Sunset Avenue ◆ Suite 200 ◆ Palm Beach, Florida 33480 ◆ TEL (561) 655-5855 ◆ FAX (561) 655-7688

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rampell & Rampell, P.A.

February 15, 2006

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